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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         CardioTech International, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   14160C-10-0
      ---------------------------------------------------------------------
                                 (CUSIP NUMBER)
                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                               September 24, 1999
      ---------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------

      1.     NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             DRESDNER KLEINWORT BENSON PRIVATE EQUITY PARTNERS LP
             13-3949246
--------------------------------------------------------------------------------

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)

             (b)     X

--------------------------------------------------------------------------------

      3.     SEC USE ONLY
--------------------------------------------------------------------------------

      4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)          WC
--------------------------------------------------------------------------------

      5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION          DELAWARE
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NUMBER OF
SHARES BENE- 7.     SOLE VOTING POWER       1,581,827
FICIALLY     -------------------------------------------------------------------
OWNED BY
EACH         8.     SHARED VOTING POWER       0
REPORTING    -------------------------------------------------------------------
PERSON WITH:
             9.     SOLE DISPOSITIVE POWER     1,581,827
--------------------------------------------------------------------------------

             10.    SHARED DISPOSITIVE POWER     0
--------------------------------------------------------------------------------

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                     1,581,827
--------------------------------------------------------------------------------

      12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          21.3%
--------------------------------------------------------------------------------

      14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN

Dresdner Kleinwort Benson Private Equity Partners LP (hereinafter referred to as "DKBPEP") hereby amends its statement on Schedule 13D, filed as of November 23, 1998, relating to (i) the 7% Convertible Senior Secured Note (together with notes received as pay-in-kind interest, the "Notes") due March 31, 2003 issued by CardioTech International, Inc. ("CardioTech" or the "Issuer") and (ii) the Series A Preferred Stock issued by CardioTech (including the additional conversion rights thereunder as a result of accrued but unpaid dividends), (the "Preferred Shares"), as set forth below.


ITEM 2. IDENTITY AND BACKGROUND.

Schedule A is hereby amended in its entirety by replacing it with the attached Schedule A.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This section is hereby amended by adding the following paragraph at the end thereto:

         "Since March 31, 1998 (the date with respect to which DKBPEP filed its initial 13D regarding its investment in CardioTech) DKBPEP has filed a Form 5 and Form 4 with the Securities and Exchange Commission (the "SEC") relating to securities acquired through 1) "Pay-in-kind" interest on the outstanding Notes,
2) dividends on the Preferred Shares and 3) an anti-dilution adjustment to the conversion prices of the Notes and Preferred Shares held by DKBPEP. In addition to the aforementioned, DKBPEP has acquired $340,000 of 7% Convertible Senior Secured Notes (the "New Notes") on September 24, 1999 in substantially the same form as the Notes. The New Notes are initially convertible into 370,068 shares of Common Stock of CardioTech. DKBPEP has the option to exchange the New Notes for a new issue of convertible securities of CardioTech (together with additional notes received as pay-in-kind interest), at an exchange ratio equal to a fraction, the numerator of which is the aggregate principal amount of the New Notes (together with additional notes received as pay-in-kind interest) to be exchanged, and the denominator of which is the price per convertible security."


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by replacing subsection (a) with the following:

               (a) DKBPEP currently owns no Common Stock of the Issuer. Upon conversion of the Note, the Additional Notes and the Preferred Shares issued as of September 24, 1999, subject to the receipt of applicable regulatory approvals, DKBPEP would acquire 21.3% of the issued and outstanding shares of Common Stock (determined after giving effect to the conversion).


ITEM 7.   MATERIAL TO BE FILED IN EXHIBITS

Item 7 is hereby amended by adding the following paragraph to the end thereto:



               (6) Letter Agreement dated as of September 24, 1999 between the Issuer and DKBPEP.

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 1999

DRESDNER KLEINWORT BENSON
PRIVATE EQUITY PARTNERS LP

    By: DRESDNER KLEINWORT BENSON
    PRIVATE EQUITY MANAGERS LLC,
    its general partner






    By: /s/ Jonathan Walker                    By: /s/ Christopher Hammond
        ------------------------------             -----------------------------
    Name:   Jonathan Walker                    Name:   Christopher Hammond
    Title:  Authorized Signatory               Title:  Vice President

                                                                      SCHEDULE A



ITEM 1.  INFORMATION FOR OFFICERS AND DIRECTORS



                                     DKBPEM

                               EXECUTIVE OFFICERS

         Person                           Title
         ------                           -----
         Christopher Wright               Investment Partner and Board Member

         Jonathan Walker                  Investment Partner and Board Member

         Iain Leigh                       Investment Partner and Board Member

         Richard H. Wolf                  Investment Partner

         Volkert Doeksen                  Investment Partner

         Alexander Coleman                Investment Partner

         George Fugelsang                 Board Member




All officers and advisory board members of DKBPEM have the same address:
75 Wall Street, New York, NY 10005-2889.

                                                                      SCHEDULE A



                              DIRECTORS & OFFICERS

               KLEINWORT BENSON GENERAL INVESTMENT COMPANY LIMITED



NAME                           EMPLOYMENT                             ADDRESS                         CITIZENSHIP         POSITION
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN           Kleinwort Benson Limited               20 Fenchurch Street             British             Director
                                                                      London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT        Kleinwort Benson Limited               20 Fenchurch Street             British             Director
                                                                      London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE              Kleinwort Benson Limited               20 Fenchurch Street             British             Director
                                                                      London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Malcolm Francis WILLIAMS       Kleinwort Benson Limited               20 Fenchurch Street             British             Director
                                                                      London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Andrew John WHITE              Kleinwort Benson Limited               20 Fenchurch Street             British             Director
                                                                      London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A



                              DIRECTORS & OFFICERS

                            KLEINWORT BENSON LIMITED

NAME                              EMPLOYMENT                       ADDRESS                         CITIZENSHIP         POSITION
------------------------------------------------------------------------------------------------------------------------------------
Gerd Rolf HAEUSLER                Dresdner Bank AG                 Juergen-Ponto-Platz 1          German             Chairman
                                                                   D-60301 Frankfurt am Main,
                                                                   Germany
------------------------------------------------------------------------------------------------------------------------------------
Timothy Gwynne BARKER             Kleinwort Benson Limited         20 Fenchurch Street            British            Vice Chairman
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Richard Philip Matthew ARMSTRONG  Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Patrick Joseph DALEY              Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Alexander David FORRESTER         Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN              Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Klaus-Michael GEIGER              Kleinwort Benson Limited         20 Fenchurch Street            German             Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Thiam Joo LIM                     Kleinwort Benson Limited         20 Fenchurch Street            Malaysian          Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT           Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                 Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Keith Roy PALMER                  Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON             Kleinwort Benson Limited         20 Fenchurch Street            German             Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Timothy Anthony SHACKLOCK         Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Alan Colin Drake YARROW           Kleinwort Benson Limited         20 Fenchurch Street            British            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                           KLEINWORT BENSON GROUP PLC

NAME                              EMPLOYMENT                       ADDRESS                         CITIZENSHIP       POSITION
------------------------------------------------------------------------------------------------------------------------------------
Gerd Rolf HAEUSLER                Dresdner Bank AG                 Juergen-Ponto-Platz 1           German            Deputy Chairman
                                                                   D-60301 Frankfurt am Main,
                                                                   Germany
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN              Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Klaus-Michael GEIGER              Kleinwort Benson Limited         20 Fenchurch Street             German            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT           Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                 Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                         DRESDNER INVESTMENTS (UK) PLC

NAME                              EMPLOYMENT                       ADDRESS                         CITIZENSHIP       POSITION
------------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                 Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Achilles Othon MACRIS             Kleinwort Benson Limited         20 Fenchurch Street             USA               Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON             Kleinwort Benson Limited         20 Fenchurch Street             German            Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                          INVERESK STOCKHOLDERS LIMITED

NAME                              EMPLOYMENT                       ADDRESS                         CITIZENSHIP       POSITION
------------------------------------------------------------------------------------------------------------------------------------
Stephen Andrew JACK               Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Graham Michael LANGLAY-SMITH      Kleinwort Benson Limited         20 Fenchurch Street             British           Director
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Pia Anne Maria BENTICK-OWENS      Kleinwort Benson Limited         20 Fenchurch Street             Finnish           Secretary
                                                                   London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                       ZENON BETEILIGUNGSGESELLSCHAFT gmbH

NAME                              EMPLOYMENT                       ADDRESS                         CITIZENSHIP       POSITION
------------------------------------------------------------------------------------------------------------------------------------
Andreas BEZOLD                    Dresdner Bank AG                 Juergen-Ponto-Platz 1           German            Director
                                                                   D-60301 Frankfurt am Main
                                                                   Germany
------------------------------------------------------------------------------------------------------------------------------------
Manfred SCHAUDWET                 Dresdner Bank AG                 Juergen-Ponto-Platz 1           German            Director
                                                                   D-60301 Frankfurt am Main
                                                                   Germany
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                        MEMBERS OF THE SUPERVISORY BOARD

                                DRESDNER BANK AG

NAME                      EMPLOYMENT                       ADDRESS                     CITIZENSHIP       POSITION
------------------------------------------------------------------------------------------------------------------------------------
Dr. Alfons Titzrath       Dresdner Bank AG                 Koenigsallee 37             German            Chairman of the Supervisory
                                                           40002 Duesseldorf                             Board
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Klaus Carlin              Trade Union HBV                  Kanzlerstrasse 8            German            Member of the Executive
                                                           40472 Duesseldorf                             Board
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Meinhard Carstensen       Dresdner Bank AG                 Jungfernstieg 22            German            Member of the Supervisory
                                                           20349 Hamburg                                 Board
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Reinhard Droenner         Federal Executive Board of Trade Johannes-Brahms-Platz 1     German            Head of Section Banks and
                          Union DAG                        20355 Hamburg                                 Savings Banks
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann    Dresdner Bank AG                 Postfach 41 41              German            Member of the Supervisory
                                                           58041 Hagen                                   Board
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Bernhard Enseling         Dresdner Bank AG                 Kaiserstrasse 48,           German            Member of the Supervisory
                                                           2. OG                                         Board
                                                           60301 Frankfurt am Main
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. Martin Fruehauf       Hoechst AG                       Postfach 80 03 20           German            Chairman of the Supervisory
                                                           65926 Frankfurt am Main                       Board
                                                           Germany
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

NAME                         EMPLOYMENT                       ADDRESS                      CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Peter Haimerl                Dresdner Bank AG                 Promenadeplatz 7             German        Member of the
                                                              80273 Munich                               Supervisory Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Manfred Karsten              Oldenburgische Landesbank AG     Bahnhofstrasse 2             German        Member of the Supervisory
                                                              26122 Oldenburg                            Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Ainis Kibermanis             Dresdner Bank AG                 Taunusstrasse 40-42, 1. OG   German        Member of the Supervisory
                                                              60329 Frankfurt am Main                    Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Bernd Kriegeskorte           Dresdner Bank AG                 Promenadeplatz 7             German        Member of the Supervisory
                                                              80273 Munich                               Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. rer. pol. Heinz Kriwet   Thyssen Krupp AG                 August-Thyssen-Strasse 1     German        Chairman of the Supervisory
                                                              40211 Duesseldorf                          Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. Edward G. Krubasik       Siemens AG                       Wittelsbacherplatz 2         German        Member of the Managing
                                                              80312 Munich                               Board of Directors
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Dietmar Kuhnt       RWE AG                           Postfach 10 30 61            German        Chairman of the Managing
                                                              45030 Essen                                Board of Directors
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Michel Pebereau              Banque Nationale de Paris S.A.   16, Boulevard des Italiens   French        President, General Director
                                                              F-75450 Paris
                                                              France
------------------------------------------------------------------------------------------------------------------------------------
Bernd Pischetsrieder         Bayerische Motoren Werke AG                                   German        Former Chairman of the
                                                                                                         Board of Managing Directors

------------------------------------------------------------------------------------------------------------------------------------
Dipl.-Kfm. Uwe Plucinski     Dresdner Bank AG                 Jungfernstieg 22             German        Deputy Chairman of the
                                                              20349 Hamburg                              Supervisory Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------
Sultan Salam                 Dresdner Bank AG                 Kaiserstrasse 63, 7. OG      German        Member of the Supervisory
                                                              60329 Frankfurt am Main                    Board
                                                              Germany
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

NAME                            EMPLOYMENT                       ADDRESS                   CITIZENSHIP      POSITION
------------------------------------------------------------------------------------------------------------------------------------
Dr. Hans-Juergen Schinzler      Muenchener                       Koeniginstrasse 107       German           Chairman of the Board of
                                Rueckversicherungs-Gesellschaft  80802 Munich                               Managing Directors
                                                                 Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Hennig Schulte-Noelle  Allianz AG                       Koeniginstrasse 28        German           Chairman of the Board of
                                                                 80802 Munich                               Managing Directors
                                                                 Germany
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS

                                DRESDNER BANK AG

                               AS OF JULY 1, 1999

NAME                            EMPLOYMENT                       ADDRESS                   CITIZENSHIP    POSITION
----------------------------------------------------------------------------------------------------------------------------------
Bernhard Walter                 Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Chairman of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Andreas Bezold                  Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd Fahrholz              Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Leonhard H. Fischer             Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Deputy Member of the Board
                                                                 60301 Frankfurt am Main                  of Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Dr. Joachim v. Harbou           Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Gerd Haeusler                   Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Ernst-Moritz Lipp     Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller               Dresdner Bank AG                 Juergen-Ponto-Platz 1     German         Member of the Board of
                                                                 60301 Frankfurt am Main                  Managing Directors
                                                                 Germany
----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

NAME                            EMPLOYMENT                       ADDRESS                   CITIZENSHIP      POSITION
------------------------------------------------------------------------------------------------------------------------------------
Heinz-Joerg Platzek             Dresdner Bank AG                 Juergen-Ponto-Platz 1     German           Member of the Board of
                                                                 60301 Frankfurt am Main                    Managing Directors
                                                                 Germany
------------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd W. Voss               Dresdner Bank AG                 Juergen-Ponto-Platz 1     German           Member of the Board of
                                                                 60301 Frankfurt am Main                    Managing Directors
                                                                 Germany
------------------------------------------------------------------------------------------------------------------------------------